UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 23, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

For immediate release
July 23, 2007
METHANEX, GEOPARK AND WINTERSHALL SIGN AGREEMENT TO PARTICIPATE IN THE UPCOMING GAS BIDDING ROUND IN SOUTHERN CHILE
Methanex Corporation announced today that it has signed a cooperation agreement with Wintershall and GeoPark Holdings Limited for the joint evaluation and bidding for upstream gas development concessions in the upcoming Bidding Round developed by the Chilean Government. The Bidding Round, which has attracted international attention from various oil and gas firms, includes ten blocks in the Magellan basin in southern Chile in proximity to Methanex’s methanol plant near Punta Arenas and GeoPark’s currently producing Fell Block. The blocks are expected to be awarded to the successful bidders by the end of the year, with exploration work expected to commence in early 2008.
Bruce Aitken, President and CEO of Methanex commented, “We are very pleased to have aligned ourselves with Wintershall and GeoPark, companies that have extensive experience and expertise in gas exploration and development in the southern cone region of South America. Through our participation in this consortium, we will gain significant insight into the gas development opportunities in southern Chile and help expedite gas development in this region.”
Paul Schiodtz, Methanex’s Senior Vice President, Latin America added, “This cooperation agreement represents an alignment of the interests of the three companies, allowing us to mutually benefit from our respective strengths and areas of expertise in developing this area in Chile. ”
GeoPark is an oil and gas exploration and production company with properties in Argentina and Chile. It is the only private sector oil and gas producer in Chile, and has been supplying natural gas to Methanex in Chile since May 2006. GeoPark has shares listed for trading on the Alternative Investment Market (AIM) of the London Stock Exchange under the trading symbol “GPK”. GeoPark can be visited online at www.geo-park.com.
Wintershall, the international oil and gas subsidiary of BASF AG, Germany, one of the largest natural gas producers in Argentina through its subsidiary Wintershall Energía S.A., is an important supplier of gas to Methanex. Wintershall can be visited online at www.wintershall.com.
Methanex is a Vancouver based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

Information in this press release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600